VIA EDGAR

December 24, 2013

Mr. W. John Cash

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549-4631

Re:	Mechel OAO (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2012 (the “Form 20-F”)

Filed April 16, 2013

File No. 1-32328

Dear Mr. Cash:

This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Staff’s letter dated December 12, 2013.

Form 20-F for Fiscal Year Ended December 31, 2012

Financial Statements

Note 3 - Acquisitions. Investments and Disposals (a) Cognor Shahlhandel Gmbh. page F-30

1. Please revise figure filings to more fully explain the specific facts and circumstances that results in goodwill impairments, similar to the information you provided in your response letter.

Response

In our future filings, we will expand the disclosure to include information explaining the specific facts and circumstances that result in goodwill impairments.

Mechel OAO

Krasnoarmeyskaya Ul. 1, Moscow, 125993, Russian Federation

Tel: +7-495-221-8888, fax: +7-495-221-8800, e-mail: mechel@mechel.com, www.mechel.com

Note 9 - Related Parties

(a) Transactions with Related Metallurgical Plants page F-47

2. Please reconcile the information you provided in your response letter regarding the impact of related party transactions on gross profit with your disclosures in Note 9(a) to your financial statements. Please explain to us why your disclosures in the fourth bullet of Note 9(a) appear to imply a more significant impact of related party transactions on gross profit during 2012 than your response letter and relative to other periods.

Response

The table below presents the reconciliation of the information disclosed in Note 9 (a) Related Party and the information provided in our response letter (in thousands of U.S. dollars):

	2012	2011	2010
Revenue from sales of goods produced by the related metallurgical plants per Note 9(a)	1,260,832	1,293,487	1,051,184
Revenue from sales of products manufactured by the related metallurgical plants under the tolling agreements per Note 9(a)	413,087	274,466	—
Effect of error described below	(413,087)	—	—
Cost of goods sold attributable to the goods produced by the related metallurgical plants per Note 9(a)	(769,157)	(1,221,419)	(974,206)
Cost of goods sold attributable to the products manufactured by the related metallurgical plants under the tolling agreements per Note 9(a)	(403,492)	(262,511)	—

Correct gross profit	88,184	84,023	76,978

Gross profit from re-sale of purchased goods to the related metallurgical plants	4,291	20,387	15,126
Gross profit from sale of manufactured of manufactured products to the related metallurgical plants	20,151	26,376	24,921

Total gross profit per response letter	112,626	130,786	117,025

While performing this reconciliation, we noted that the amount of $413,087 of revenue from sales of products manufactured by the related metallurgical plants under the tolling agreements should not have been included in the disclosed amount of revenue from sale of goods produced by the related metallurgical plants of $1,260,832 for 2012 to be consistent with the respective amounts disclosed for 2011. The amounts related to sales of products manufactured by the related metallurgical plants under the tolling agreements (both revenue and cost of goods sold) were separately disclosed in Note 9(a) on page F-48.

This error does not impact the consolidated balance sheet, consolidated statement of operations and comprehensive income (loss), consolidated statement of cash flows, or consolidated statement of equity. Management has considered the impact of this error in disclosure on the overall consolidated financial statements in accordance with the requirements of SAB Topic 1.M and intends to correct this error in future filings.

* * * *

In connection with our responses above, we acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments which will help us to improve the disclosure in the next Form 20-F. Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,

/s/ Stanislav A. Ploschenko

Stanislav A. Ploschenko

Senior Vice President – Finance

Copy to:

Kevin Stertzel

Anne McConnell

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